SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 21 May, 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





May 21, 2003


RHUM GAS FIELD GETS GREEN LIGHT


BP, on behalf of its co-venturer, today announced plans to develop the Rhum gas field at a cost of around GBP350 million.


Development of the Rhum field, which was discovered in 1977, is challenging. The gas reservoir is subject to extreme temperatures and high pressure. Development of the field has been under review for some time but it has only been relatively recently that development has become viable.


Outlining plans for the proposed development today, BP's Group Vice President and Technical Director, Ian Vann, said the announcement underlined BP's continued commitment to the North Sea.


"The North Sea remains a very important part of BP's global business portfolio and will continue to be important for many years to come. While we'll be working to ensure our current assets can effectively compete for capital with other assets in the BP world, we'll also continue to look for appropriate growth opportunities. Rhum is a good example of the opportunities that still exist in the North Sea.


"When Rhum was discovered back in the 70s, we knew we had a challenge on our hands to develop the field, given the difficulties at that time in doing so. But I'm pleased to say that through a combination of innovative thinking and our experience of North Sea challenges, we have advanced to the point where this difficult development is now viable. I'd also like to pay tribute to our joint venture partners in the project, the Iranian Oil Company UK (IOC) whose support and advice have been crucial in bringing the development forward," said Mr. Vann.


Rhum represents the first development in the North Sea for the IOC.


Brian Wilson, Minister for Energy & Construction, welcomes the project: "I am pleased to approve the Rhum development. The Rhum project is one of the most significant developments in the North Sea in the last twelve months. It clearly shows that there is significant potential in the North Sea and the scope for exploiting new fields, although challenging, brings great rewards. I am glad that BP is at the forefront of investing in the development of world-class technologies that enable them to venture into more challenging reserves to harness the power beneath the sea."


A number of contracts for the project have already been let. These include the contracts for module fabrication, and detailed design and project management, both of which were won by Amec. It is expected that further contracts will be awarded in the coming weeks.


The Rhum field is located 380km (240 miles) north east of Aberdeen in 109 metres (350 feet) of water. The field is 44km (28 miles) from the BP operated Bruce platform. The development of the field will involve a subsea tieback to the Bruce field with gas being exported onwards from Bruce via the Frigg pipeline system to St. Fergus. Associated condensate will be piped via Bruce into the Forties pipeline system.


Rhum has estimated resources of 1.1 trillion cubic feet (31 billion cubic metres) of gas, of which, 800 billion cubic feet (23 billion cubic metres) is deemed recoverable.


Work on the project will commence immediately with first gas expected late in 2005.


Notes to editors:


- The Rhum field, which lies in block 3/29, was discovered in 1972.

- A well (3/29-2) drilled in 1977 gave the first indication of the scale of the discovery.

- An appraisal well (3/29-a4) was drilled in 2000. This well will be completed as part of the development drilling program expected to commence later this year.

- Apart from use of the appraisal well (3/29-a4), the plan for Rhum calls for a further three wells to be drilled as part of the initial development. It is possible that an additional three wells could be drilled at a later date.

- The Rhum field is a high temperature, high pressure reservoir, experiencing down-hole temperatures of 150 degrees Celsius and pressures of 12,000psi. For comparison purposes, the Bruce gas field, to which Rhum will be tied in, records temperatures of 99 degrees Celsius and pressures of 6,000psi.

- The field will be tied back to Bruce via a 44km export line which will involve a 22 inch High Integrity, Pressure Protection System (HIPPS) protected pipe-in-pipe main pipeline.

- The pipeline, which has to be specially manufactured to withstand the extremes in temperature and pressure, will be made in Japan.

- Plateau production of 300 million standard cubic feet a day is expected from the field.

- It is expected that Rhum will have a field life of around 16 years.

- The co-venturers in the Rhum development are:

BP (Operator)                50%

Iranian Oil Company UK       50%

- As part of the development, new gas processing facilities will be installed on the existing Bruce Compression Reception Centre (CR) platform.


- ENDS -




                            SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 21 May, 2003                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary